Jerome J. Ku

Partner

Suite 2101, Building C, Yintai Center

#2 Jianguomenwai Ave., Chaoyang District

Beijing, 100022, P.R.China

Phone: +86 10 5680 3900

Fax: +86 10 5680 3889

Email: jku@gunder.com

July 29, 2014

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Charm Communications, Inc.

Schedule 13e-3

Filed June 23, 2014

File No. 005-86038

Dear Ms. Duru:

On behalf of Charm Communications Inc., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 18, 2014 with respect to the Schedule 13E-3, File No. 005-86038 (“Schedule 13E-3”), filed on June 23, 2014 by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to Schedule 13E-3 (“Amendment No. 1”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of Amendment No. 1 and the Revised Proxy Statement indicating changes against Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), respectively, is being provided to the Staff via email.

We represent the Special Committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of Mr. He Dang, Engadin Parent Limited, Engadin Merger Limited, Engadin Holdings Limited, Merry Circle Trading Limited, Honour Idea Limited, Full Quantum Investments Limited, Credit Suisse Trust Limited as trustee of the Dang Family Trust, CMC Mayfair Holdings Limited, CMC Capital Partners, L.P. or CMC Capital Partners GP, Ltd., such response is included in this letter based on information provided to the Special Committee and us by such other entities or persons or their respective representatives.

*        *        *

Schedule 13e-3

General

1.	Please refer to the initial merger agreement, which acknowledges the beneficial ownership of Ms. Dan Dina Liu of company shares. We note the removal of all references to Ms. Dan in Amendment No. 2 to the merger agreement. Please supplementally advise us of Ms. Dan Dina Liu’s relationship to the filing parties on SC 13e-3 and/or involvement in the going private transaction.

The Company respectfully advises the Staff that it has been advised by the Founder that Ms. Dan Dina Liu is the spouse of Mr. He Dang. Based on Amendment 3 to Schedule 13G filed by Mr. He Dang on February 13, 2014, Ms. Dan Dina Liu at the time of filing did not, and currently does not, beneficially own any securities of the Company, including the 1,075,000 ADSs which were erroneously stated as being beneficially owned by both Mr. He Dang and Ms. Dan Dina Liu in the initial merger agreement.

Ms. Liu has been involved in the going private transaction in the following manner: (i) due to Mr. Dang’s full-time commitments to operate the Company’s business as its chief executive officer, Ms. Liu has participated in meetings with the other consortium members, Simpson, Weil and the Special Committee to convey Mr. Dang’s views and positions on various matters discussed at such meetings where Mr. Dang was not available to attend personally, and (ii) due to Mr. Dang’s inability to communicate fluently in English, Ms. Liu has served as English-Chinese translator for Mr. Dang where it was necessary for any communication or discussion to be made in English.

Exhibit (a)-(1)

2.	Please fill in all blanks and include information as of the most reasonable practicable date.

In response to the Staff’s comment, the Revised Proxy Statement has been updated accordingly.

3.	Please revise so that the information required by Items 7, 8, and 9 of Schedule 13E-3 is prominently disclosed in a “Special Factors” section in the front of the prospectus. See Exchange Act Rule 13e-3(e)(1)(ii).

In response to the Staff’s comment, the Proxy Statement has been revised so that sections summarizing and cross-referencing the Special Factors section of the Proxy Statement have been moved to the front of the Summary Term Sheet under a new heading of “Special Factors” so that the reader can quickly access pertinent information required by Items 7, 8 and 9 in the front of the prospectus, either directly in summary or via cross-reference. Please refer the changes made on pages 13 to 18 of the Revised Proxy Statement in response to the Staff’s comment.

4.	We refer to disclosure throughout the preliminary proxy statement regarding the position of the Special Committee and the board of directors that the transaction is fair to and in the best interests of the company. Please revise all such disclosure, wherever applicable to address separately the board of directors’ determination of the fairness of the transaction to unaffiliated shareholders who will no longer retain an interest in the company following the transaction’s consummation. See Question and Answer #19 in Exchange Act Release No. 34-17719.

In response to the Staff’s comment, the Proxy Statement has been revised accordingly. Please refer the changes made on pages 2, 14, 15, 46, 51 and 81 of the Revised Proxy Statement in response to the Staff’s comment.

Special Factors, page 36

Background of the Merger, page 36

5.	Please revise the forefront of the proxy statement and disclosure under this heading to describe in greater detail the material objections raised by Mr. Waters, when Mr. Waters or any other board member or shareholder first expressed concern regarding the transaction and whether the Board considered Mr. Water’s objections or those of any other shareholder in arriving at their determination to proceed with the transaction.

The Company respectfully advises the Staff that Mr. Waters did not provide any detail to his comment at the board meeting despite being offered the opportunity to do so, and the May 16, 2014 meeting of the board of directors of the Company was the first occasion in which Mr. Waters voiced his objections. As such, the board of directors of the Company did not have any basis to evaluate Mr. Waters’ objections.

6.	Please revise this section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify the advisors or other counsel, company management or CMC or its affiliates, who were present at each meeting and the persons who initiated the meetings. For example, revise to disclose:

•	material details regarding a proposed transaction that were discussed at meetings between CMC and the Founder prior to the execution of the Consortium Agreement in September 2013;

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 36 of the Revised Proxy Statement.

•	how the Consortium arrived at an initial bid proposal of $2.35 per Share;

In response to the Staff’s comment, the Proxy Statement has been revised by adding a paragraph on page 37 of the Revised Proxy Statement to disclose the basis upon which the Consortium arrived at the $2.35 per Share bid price.

•	the “select” shareholders with whom the Special Committee and advisors met between December 2013 and May 2014, how they were “selected” for discussions and the material details of the discussions held relating to the going private transaction, inclusive of a detailed description of any alternate transactions or plans proposed;

The Company respectfully advises the Staff that the Special Committee elected to meet with significant shareholders of the Company that requested a meeting and entered into a nondisclosure agreement with the Company. Please refer to pages 40, 41 and 42 of the Revised Proxy Statement.

•	material discussions amongst members of the Consortium and/or their advisors that preceded the Consortium’s notice to the Special Committee in May that it was reconsidering its proposal, including its initial offer price;

We respectfully note that our response is based upon our understanding that the Staff’s foregoing reference to “May” was intended to be “March” (and not May) given that the Consortium’s notice to the Special Committee that it was reconsidering its proposal was delivered on March 12.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 41 of the Revised Proxy Statement.

•	all material discussions held amongst the filing parties and their advisors regarding the terms of the transaction, inclusive of a reasonably detailed summary of the “concessions” and counter-proposals presented on material aspects of the transaction during the course of negotiation; and,

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 43 and 44 of the Revised Proxy Statement.

•	any specific counter-offers or bids considered by the Special Committee and whether a specific counter-proposal to $2.35 per Share was ever presented to the Consortium.

The Company respectfully advises the Staff that the Special Committee considered and authorized its financial advisor to seek a higher offer price, and representatives of advisors to the Special Committee held a meeting with the Consortium to ask for a higher offer price. No specific counter-proposal to $2.35 per Share was presented to the Consortium.

7.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. You disclose that China Renaissance provided “updates” throughout the diligence process. Please clarify and summarize in the disclosure the substance of these updates or reports.

We respectfully advise the Staff that, the updates given by China Renaissance on its financial analysis to the Special Committee on each of November 18, 2013, December 2, 2013, December 20, 2013, February 20, 2014, March 5, 2014, March 8, 2014 and April 2, 2014, were oral and preliminary in nature. These updates comprised of primarily updates on the transaction process and general descriptions of certain of the valuation methodologies that China Renaissance intended to use in the final presentation of its financial analysis to the Special Committee, and no portion of any preliminary financial analysis conducted by China Renaissance was shared with the Special Committee as part of these updates. Accordingly, these updates were not considered by the Special Committee to be material in its determination to recommend the merger. In addition, any material components of the preliminary financial analysis as of the time of these updates were fully embodied in the May 16, 2014 presentation to the Special Committee that is attached and disclosed as Exhibit (c)-(2) to the Schedule 13E-3. Consequently, the Company respectfully submits that any inclusion of a description of the foregoing updates would be repetitive, not provide any different or additional material information and not be accompanied by any materials that could be filed with the Schedule 13E-3. In addition, as none of these updates are materially related to the Proposed Transaction under Item 1015 of Regulation M-A, the Company respectfully advises the Staff that these updates are not required to be summarized in the Schedule 13E-3.

The update given by China Renaissance on March 23, 2014 included discussion materials presented to the Special Committee with respect to its preliminary financial analysis, but such presentation was also preliminary in nature and not in the form of a formal or final presentation or report. Accordingly, this update and the associated discussion materials were not considered by the Special Committee to be material in its determination to recommend the merger. In addition, all material components of the foregoing preliminary financial analysis were fully embodied in the May 16, 2014 presentation to the Special Committee that is attached and disclosed as Exhibit (c)-(2) to the Schedule 13E-3. Consequently, the Company respectfully submits that any inclusion of a specific description of the foregoing update and filing of the relevant materials would be repetitive and not provide any different or additional material information (indeed the current summary of the May 16, 2014 presentation to the Special Committee in the Schedule 13E-3 necessarily embodies a summary of the foregoing discussion materials). In addition, as none of these updates are materially related to the Proposed Transaction under Item 1015 of Regulation M-A, they need not be summarized in or filed with the Schedule 13E-3. Notwithstanding the foregoing, we have filed a copy of the March 23, 2014 discussion materials as Exhibit (c)-(3) to Amendment No. 1 and revised the disclosure on page 42 of the Revised Proxy Statement to reflect that these discussion materials were shared with the Special Committee.

8.	Refer to our prior comment. If the data and analyses included in initial presentations by China Renaissance differ in any material way from its May 16, 2014 presentation to the Special Committee, please explain the reason for the difference. Also, we remind you that any written materials, such as board books, draft reports, or analyses related to the going private transaction, if not already filed, must be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Please refer to our response to Comment No. 7 above. As noted above, the May 16, 2014 presentation fully embodies in all material respects the information presented at the periodic updates given by China Renaissance to the Special Committee; however, we have also filed a copy of the March 23, 2014 discussion materials as Exhibit (c)-(3) to Amendment No. 1.

Reason for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 43

9.	Subsequent to the proposed merger, supplementally advise us of whether any of the company’s current directors (other than the Mr. Dang) or the company’s current officers will be employed by, serve as a director or have equity ownership of the post-merger surviving entity.

The Consortium respectively advises the Staff that (i) none of the current directors of the Company (other than Mr. Dang) will serve as a director of or be employed by the Company, nor will any of them (other than Mr. Dang) have any equity ownership of the post-merger surviving entity, and (ii) it is anticipated that the officers of the Company will hold positions with the surviving company that are substantially similar to their current positions, except certain employees who hold positions that are maintained primarily for purpose of operating the Company as a publicly traded company will be reassigned to perform other functions of the Company.

10.	The recommendation and analysis by the Board and Consortium does not sufficiently explain how the filing parties arrived at their procedural fairness determinations in light of the structure of the transaction, which is not subject to minority shareholder approval and which, given the 68.7% total voting power of the Consortium, ensures approval of the merger. Please revise.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 48 and 49 of the Revised Proxy Statement. The Company respectfully supplementally advises the Staff that Cayman Islands law does not require majority of minority vote for approving a transaction of this nature.

11.	Please refer to our prior comment and explain how the Special Committee considered the advice received by its advisors in December 2013 to structure the transaction to require minority approval and whether the Special Committee, board or Consortium discussed such a structure and if not, why not. Refer to Item 1014(c) of Regulation M-A

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 40 of the Revised Proxy Statement.

12.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). While we note reference to the valuations methodologies used or considered, further discussion is warranted to clarify the parties’ conclusions regarding fairness. For example, expand the discussion to address:

•	the filing parties’ consideration of the mean premium to stock price for all transactions in the selected transaction analyses, which was significantly higher than the percentage premium represented by the merger offer price;

The Company respectfully advises the Staff that during the consideration of China Renaissance’s financial analysis and fairness opinion, the Special Committee considered, but did not place any specific weight on, the premiums paid in selected transactions analysis conducted by China Renaissance. The Company also respectfully advises the Staff that it has been advised by China Renaissance that in approaching valuation, China Renaissance utilizes a variety of methodologies to come up with its valuation range and looks at all of the methodologies and resulting analysis in totality. Oftentimes, different methodologies may generate a range of results. As the Staff rightly pointed out, the premium paid analysis yielded a premium lower than the industry average on past deals. However, other methodologies yielded valuation results lower than the offer price. All methodologies were factored into China Renaissance’s analysis and the Special Committee’s consideration.

•	how the filing parties considered the range of historical prices, including the $5.85 52-week high share price;

The Company respectfully advises the Staff that, while the historical prices, including the $5.85 52-week high share price, were considered, the Special Committee and China Renaissance were also cognizant of the fact that the Company’s financial performance over the past few quarters has been in steady decline, and the high price was correlated to a prior quarter in which the financial performance of the Company was materially stronger.

•	the filing parties’ consideration of the discounted cash flow analysis, which produced an implied per share equity value with a higher per share value range than the merger consideration being offered even at the lowest end of the valuation analyses; and,

The Company respectfully advises the Staff that the merger consideration being offered is within the range of implied per share equity value under the discounted cash flow analysis, which was taken into consideration by the filing parties.

•	the objections raised by the dissenting board member, which specifically referenced the undervaluation of the company’s shares and future prospects.

Please refer to our response to Comment No. 5.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9, must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

The Company notes the Staff’s comment.

Opinion of the Special Committee’s Financial Advisor, page 55

13.	We note that China Renaissance performed a Selected Transactions Analysis. Please revise to provide expanded disclosure concerning the criteria chosen by the advisor to provide better context to the comparability of such transactions or companies. Identify for example, data points (companies or transactions) that may have skewed the results of the analysis. Similarly, given the significant possibility of variance in the market capitalization of companies with market capitalization’s below $1 billion, revise to identify why the specific foreign-listed Chinese advertising companies were chosen.

The Company notes the Staff’s comment and respectfully submits that it has fully disclosed the criteria chosen by China Renaissance for both the selected public companies and selected transactions analyses. In other words, the 12 companies identified in the selected public companies analysis and the 6 transactions identified in the selected transactions analysis comprise the entirety of companies and transactions, respectively, that satisfied the criteria disclosed in the Schedule 13E-3 as of the time of such analyses. These criteria were selected by China Renaissance such that a sufficient number of relevant data points could be gathered to conduct meaningful analyses. Because the Company is a foreign-listed Chinese advertising company that engages in advertising agency business with a market capitalization of less than US$1 billion, the Company believes that such criteria have fairly identified all comparable companies and transactions, and use of such criteria not only satisfies the requirements set forth in the Schedule 13E-3 as of the time of such analyses, but also enables the Company to gather sufficient data to conduct meaningful analysis. The specific foreign-listed Chinese advertising companies were chosen because they satisfied the aforementioned criteria for selecting comparable companies.

Additionally, China Renaissance has tried to avoid any potential impact of including outliers to skew its data, and so in addition to high, low, mean and median multiples, it also calculated first quartile and third quartile multiples to address such potential. The Company has revised the disclosure on pages 59 and 60 of the Revised Proxy Statement to highlight this.

The Company’s Net Book Value and Net Earnings, page 64

14.	Please revise to disclose the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Your current disclosure only describes Mr. Dang’s interest. See Instruction 2 and Instruction 3 to Item 1013 of Regulation M-A.

The Company respectfully advises the Staff that it has been advised by the Consortium that other than the entities affiliated with Mr. Dang and defined as “Founder Shareholders” in the Revised Proxy Statement, no other member of the Consortium is an affiliate of the Company prior to the consummation of the going private transaction.

Alternatives to the Merger, page 65

15.	As required by Item 1013(b) of Regulation M-A, please revise to disclose the alternatives to the current transaction that were considered by each filing party and the reasons for their rejection. For example, highlight CMC’s consideration of alternatives, if any.

In response to the Staff’s comment, the Proxy Statement has been revised by adding two paragraphs on pages 67 and 68 to disclose CMC’s consideration of alternative transactions and reasons for their rejection.

16.	We refer to disclosure in the Background section regarding the meetings held with select shareholders to explore potential “alternatives” to the proposed transaction. Disclose which alternatives, if any, were considered by the Special Committee and the reasons for their rejection.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to pages 41, 42 and 67 of the Revised Proxy Statement.

17.	Please clarify here and in the Background who advised the Special Committee with respect to its selection of 23 potential buyers and 8 strategic buyers.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 67 of the Revised Proxy Statement.

Financial Information, page 103

Selected Historical Financial Information, page 103

18.	You do not appear to have disclosed the ratio of earnings to fixed charges. Please revise to provide all disclosure required by Item 1010(c) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 107 of the Revised Proxy Statement.

*            *             *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. He Dang, Engadin Parent Limited, Engadin Merger Limited, Engadin Holdings Limited, Merry Circle Trading Limited, Honour Idea Limited, Full Quantum Investments Limited, Credit Suisse Trust Limited as trustee of the Dang Family Trust, CMC Mayfair Holdings Limited, CMC Capital Partners, L.P. or CMC Capital Partners GP, Ltd., as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please do not hesitate to contact me at +86 10 5680 3900, +86 10 5680 3889 (fax) or jku@gunder.com.

Sincerely,

/s/ Jerome J. Ku
Jerome J. Ku

cc:	Cindy Wang

Charm Communications Inc.

Chris Lin

Simpson Thacher & Bartlett

Anthony Wang

Weil, Gotshal & Manges LLP

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 18, 2014 with respect to the Schedule 13E-3, File No. 005-86038 (“Schedule 13E-3”), filed on June 23, 2014 by the Company and the other filing persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Charm Communications Inc.

By:	/s/ Zhan Wang
	Name:	Zhan Wang
	Title:	Director

He Dang
/s/ He Dang
He Dang

Engadin Holdings Limited

By:	/s/ He Dang
	Name:	He Dang
	Title:	Director

Engadin Parent Limited

By:	/s/ He Dang
	Name:	He Dang
	Title:	Director

Engadin Merger Limited

By:	/s/ He Dang
	Name:	He Dang
	Title:	Director

Merry Circle Trading Limited

By:	/s/ He Dang
	Name:	He Dang
	Title:	Director

Honour Idea Limited

By:	/s/ He Dang
	Name:	He Dang
	Title:	Director

Full Quantum Investments Limited

By:	/s/ Dominik Birri and Valerie Wong
	Name:	Dominik Birri and Valerie Wong
	Title:	Authorized Signatories

Credit Suisse Trust Limited
as trustee of the Dang Family Trust

By:	/s/ Dominik Birri and Valerie Wong
	Name:	Dominik Birri and Valerie Wong
	Title:	Authorized Signatories

CMC Mayfair Holdings Limited

By:	/s/ Peter Chuan Li
	Name:	Peter Chuan Li
	Title:	Authorized Signatory

CMC Capital Partners, L.P.

By:	/s/ Peter Chuan Li
	Name:	Peter Chuan Li
	Title:	Authorized Signatory

CMC Capital Partners GP, Ltd.

By:	/s/ Peter Chuan Li
	Name:	Peter Chuan Li
	Title:	Authorized Signatory